MEDSTRETCH INC.
                               175 BRIGHTON AVENUE
                        TOTONTO, ONTARIO, CANADA M3H 4E3

                          ____________________________


               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
             THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                       NOTICE OF CHANGE IN THE COMPOSITION
                          OF THE BOARD OF DIRECTORS AND
                                CHANGE OF CONTROL

                                 AUGUST 3, 2004

                          ____________________________


         This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Medstretch Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

         No vote or other action by our stockholders is required in response to this Information Statement. Proxies are not being solicited.


                                  INTRODUCTION

         We anticipate that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, the transactions contemplated by the share exchange agreement discussed below under "Change of Control" will be completed. At that time:

         o Medstretch will issue an aggregate of 8,500,000 shares of common stock to the current stockholders of Pride Business Development Group, a Nevada corporation ("Pride"), in exchange for all the outstanding shares of capital stock of Pride, by which transaction Pride will become a wholly owned subsidiary of Medstretch. Pride will continue as a separate corporation under the laws of the State of Nevada.

         o In conjunction with the share exchange, Medstretch will dispose of all of its assets, including its intellectual property assets, relating to the muscular - skeletal programs that it sought to develop and market. Medstretch and Pride have determined that these assets have no current value, and they do not fit with the future business plans that the Pride management has for Medstretch. These assets will be transferred to Dr. Kim Partridge, the current majority stockholder of Medstretch in return for the contribution to capital of all the common stock of which she is the holder, so that all of such shares, aggregating 8,000,000 shares, will be cancelled and returned to the status of authorized but unissued shares of common stock. In addition, as part of the capital restructuring of Medstretch for this transaction, an aggregate of an additional 2,666,000 shares will be contributed to the capital of Medstretch by certain of the stockholders, all of such shares to be cancelled and returned to the status of authorized but unissued shares of common stock.

         o As a result of the issuance and contribution to capital of various shares of common stock, after the exchange and return of shares, there will be issued and outstanding an aggregate of 10,000,000 shares of common stock outstanding. Of that amount, the stockholders of Pride will become the holders of 85% of common stock of Medstretch, and in control of the company. There are not currently any instruments, including options, warrants and convertible securities and notes, to issue any shares of common stock.

         o Ms. Kim Partridge, the sole member of our board of directors, will resign and Mr. Ari Markow and Ms. Francine Markow will be appointed as new directors and shall constitute the entire board of directors immediately following the consummation of the share exchange and each of these persons will be appointed to executive positions of Medstretch.

         Because of the change in the composition of our board of directors and the issuance and cancellation of securities pursuant to the share exchange agreement, there will be a change in control of our company on the date the transactions are completed.

         As of August 2, 2004, we had issued and outstanding 12,166,000 shares of common stock, our only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of common stock is entitled to one vote.

         Please read this  Information  Statement  carefully.  It describes  the terms of the share exchange agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the transactions under the share exchange agreement.


                                BUSINESS OF PRIDE

         Pride is a development stage company, the principal assets of which are certain worldwide excusive license agreements for the use of certain registered tradenames and trademarks in connection with certain products focused on the Homeland Security marketplace. Licensed tradenames and trademarks include Smith & Wesson (TM) , and certain other trademarks and tradenames owned by Smith & Wesson Holding Corporation, in connection with body armor, vehicle armor and automated external defibrillators. Pride also holds a worldwide exclusive license for the use of the tradename of HeartBeat(TM) in connection with automated external defibrillators. Pride has also entered into long-term agreements pertaining to the manufacture and design of its line of body armor and automated external defibrillators.. After the share exchange, the management of Pride, plans to pursue its business plan of becoming the number one source for the unique, yet ever growing list of equipment and material demanded by the Homeland Security marketplace.

         Because Pride is in the development stage, it currently has minimal revenues and is incurring expenses from its operations. No specific value has been assigned to Pride's principal assets in that they are intangible in form. To date, approximately US$900,000 has been spent by Pride in developing its current principle assets. Pride currently has cash and working capital of approximately US$100,000.. Its liabilities consist of loans outstanding in the approximate amount of US$700,000.. Pride will need substantial capital for it to implement its business plan It is negotiating with sources for investment capital, but does not have any commitments from these sources at this time.

         Once the share exchange is completed, it is anticipated that Medstretch will take action to change the name of the company to more closely reflect the business of Pride Business Development Group.

                                CHANGE OF CONTROL

         On August 2, 2004, Medstretch, Pride and the three stockholders of Pride entered into the share exchange agreement. The share exchange agreement provides that Medstretch will issue an aggregate of 8,500,000 shares of common stock in exchange for all the outstanding capital stock of Pride, consisting of 100 shares of common stock. The anticipated closing date for the share exchange is August 16, 2004. After the new issuance, taking into effect the contribution to capital which is a condition set forth in the share exchange agreement, the total outstanding shares of Medstretch will be 10,000,000 as of the closing date. Of these, 8,500,000 shares, representing 85% of the outstanding shares of common stock, will be held by the new management of Medstretch. The share exchange agreement also provides that Dr. Kim Partridge, the current director and officer of Medstretch, will resign as director and officer and will be replaced with Mr. Ari Markow and Ms. Francine Markow as directors and also the principal officers of Medstretch. Ari Markow is the son of Francine Markow.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the number of shares of common stock beneficially owned as of August 2, 2004 by (i) those persons or groups known to beneficially own more than 5% of our common stock prior to the closing of the share exchange agreement, (ii) those persons or groups known to beneficially own more than 5% of our common stock on and after the closing of the share exchange agreement, (iii) each current director and each person that will become a director upon the closing of the share exchange agreement, (iv) our chief executive officer and each executive officer whose compensation exceeded $100,000 in the fiscal year ended December 31, 2003, (v) all current directors and executive officers as a group and (vi) all directors and executive officers on and after the closing of the share exchange agreement as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. The business address of Ms Kim Partridge is 175 Brighton Avenue, Toronto, Ontario, Canada M3H 4E3, and the business address of Mr. Ari Markow and Ms. Francine Markow is 15760 Ventura Boulevard, Suite 1020, Encino, California 91436.

                                                    Before Closing of             After Closing of
                                                  Purchase Agreement(1)         Purchase Agreement(2)
                                                -------------------------     -------------------------
                                                Amount and                    Amount and
                                                Nature of                     Nature of
                                                Beneficial      Percent       Beneficial      Percent
 Name and Address of Beneficial Owner           Ownership       of Class      Ownership       Of Class
 ------------------------------------           ----------     ----------     ----------     ----------
 Dr. Kim Partridge (3)                           9,000,000          73.9%              0             0
 Mr. Mitchell Geisler (3)                        9,000,000          73.9%              0             0
 Ms. Cindy Roach (4)                             1,000,000           8.2%              0             0
 Mr. Ari Markow                                       --          --           1,700,000            17%
 Ms. Francine Markow                                  --          --           6,800,000            68%

                                                    Before Closing of             After Closing of
                                                  Purchase Agreement(1)         Purchase Agreement(2)
                                                -------------------------     -------------------------
                                                Amount and                    Amount and
                                                Nature of                     Nature of
                                                Beneficial      Percent       Beneficial      Percent
 Name and Address of Beneficial Owner           Ownership       of Class      Ownership       Of Class
 ------------------------------------           ----------     ----------     ----------     ----------
 All executive officers and directors as a       9,000,000          73.9%      8,500,000            85%
   group (one person prior to and three
   persons on and after consummation of the
   share exchange agreement)
 ---------------------

 *       Less than 1%.

    (1)  Based on 12, 166,000 shares outstanding on August 2, 2004.
    (2) Based on 10,000,000 shares outstanding after the issuances for the Pride capital stock and the contribution to capital of Medstretch of 10,666,000 shares of common stock.
    (3) Dr. Partridge and Mr. Geisler are spouses. Dr. Partridge owns of record 8,000,000 shares and Mr. Geisler owns of record 1,000,000 shares, and each disclaim beneficial ownership as to the others shares. Mr. Geisler has the same business address as Dr. Partridge.
    (4) The business address of Ms. Roach is 157 Adelaide Street West, Suite 600, Toronto, Ontario Canada M5H 4E7.


                 EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

         Effective upon the completion of the transactions under the share exchange agreement following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, our board of directors will be reconstituted and fixed at three directors. On that date Dr. Kim Partridge will resign as the sole director and officer and Mr. Ari Markow and Ms. Francine Markow will be appointed as directors and shall constitute the entire board of directors immediately following the closing of the transactions contemplated by the share exchange agreement. The new directors will also be appointed to executive positions with the company. The following tables set forth information regarding our current executive officer, director and key employee and our proposed executive officers and directors after completing the transaction under the share exchange agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Mr. Markow prior to the date the new directors take office.

         Each member of our board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officers, Directors and Key Employees

Name                                Age    Position

Dr. Kim Partridge................   35     Chairman, President, Treasurer and
                                           Secretary and Sole Director

         Kimberly Partridge is a Doctor of Chiropractic. She graduated from the University of Toronto in 1992 with a Bachelor of Honors in Science. In 1996, Dr. Partridge graduated from the Canadian Memorial Chiropractic College with a Doctor of Chiropractic Degree, and began her professional chiropractic career with a two-year tenure at Ceder Heights Chiropractic Clinic. Since 1998, Dr.
Partridge has operated a private practice, known as the Yonge Sheppard Chiropractic Wellness Center located in Toronto, Ontario. Dr. Partridge is a member of the Ontario Chiropractic Association, Canadian Chiropractic Association, North York Chiropractic Society and the North York Chamber of Commerce. In addition to private practice treating individual patients for their complaints, Dr. Partridge offers various seminar and similar types of programs to Toronto based corporate and government clients.

Executive  Officers  and  Directors  After the  Closing  of the  Share  Exchange
Agreement

Name                                Age    Position

Mr. Ari Markow...................    34    Director,  President and Treasurer
Ms. Francine Markow..............    53    Chairman of the Board, Vice President
                                           and Secretary

         Ari Markow, age 34, currently serves as the President, Treasurer, and a member of the Board of Directors of Pride Business Development Group. Prior to joining Pride Business Development Group in May of 2003, Mr. Markow served as General Counsel and Vice President to a privately held business consulting firm specializing in assisting small private and public emerging growth companies in managing and realizing their goals with respect to their business operations, growth potential and financing needs. Prior thereto, Mr. Markow practiced securities and corporate law and litigation at two separate Los Angeles, California based law firms where he represented the interests of a variety of private and public companies with respect to SEC compliance issues, mergers, acquisitions, restructuring transactions and general corporate matters. Mr. Markow has been a member of the California State Bar since 1996.

         Francine Markow, age 53, currently serves as Corporate Secretary, Vice President and Chairman of the Board of Directors of Pride Business Development Group. She holds a Bachelor of Arts Degree in Speech Communication from California State University, Northridge. Prior to joining Pride Business Development Group in May of 2003, Mrs. Markow founded and helped build a corporate service company located in Los Angeles, California which acts as a full service filing agent for small public corporations and offers general public relations and consulting services to its corporate clients. She continues to serve as an officer and director of the corporate service company. Since 1993 Mrs. Markow has volunteered her services to the Simon Wiesenthal Center's Museum of Tolerance located in Los Angeles, California, as both a docent and facilitator for their Tools For Tolerance Program, dedicated to diversity training for corporations and educators.

Executive Compensation

         Prior to the share exchange we have not paid any cash compensation or other benefits to our executive officers.

         After  the  share   exchange,   compensation   arrangements   that  are
commensurate with the type of business Pride is involved in and the stage of development Pride has currently obtained, will be implemented.

Board of Directors' Meetings and Committees

         During the fiscal years ending December 31, 2002 and 2003, our board of directors acted by unanimous consent on two and one occasions, respectively. Our entire board participated in each action. We do not have standing nominating, audit or compensation committees. All activities of our independent auditors were approved in advance by action of the board of directors. We have not adopted a code of ethics since we have one director and one employee, both of which are the same person. We have not adopted any plan or methodology by which employees, stockholders others may specially communicate with the board of directors.

Director Compensation

         Persons who are directors and employees will not be additionally compensated for their services as a director. There is no plan in place for compensation of persons who are directors who are not employees, but it is expected that in the future we will create a remuneration and reimbursement plan.

Compliance with Section 16(a) of the Exchange Act

         Section 16(a) of the Exchange Act requires the our directors and executive officers, and persons who own more than 10% of the outstanding shares of our common stock, to file initial reports of beneficial ownership and reports of changes in beneficial ownership of shares of common stock with the commission. Such persons are required by commission regulations to furnish us with copies of all Section 16(a) forms they file.

         Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us during the year ended December 31, 2003, and upon a review of Forms 5 and amendments thereto furnished to us with respect to the year ended December 31, 2003, or upon written representations received by us from certain reporting persons that no Forms 5 were required for those persons, we believes that no director, executive officer or holder of more than 10% of the outstanding shares of common stock failed to file on a timely basis the reports required by Section 16(a) of the Exchange Act during, or with respect to, the year ended December 31, 2003.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Medstretch has been provided office space by the sole officer and director or a significant shareholder from time to time.

         As part of the share exchange, both Medstretch and Price determined that it would be in the best interest of the new business plan that the current assets of the company relating to muscular - skeletal programs be disposed of. These have no commercial value at this time. In addition, to develop the programs it would take a substantial amount of capital and time and effort, all of which would detract from the future business plan. Therefore, it was determined to dispose of them by returning them to Dr. Partridge, in exchange for the return to capital of her common stock of the company. Certain other persons are also contributing capital to the company as part of the share exchange agreement. The company did not seek stockholder approval of this action, but Dr. Partridge is the single largest stockholder of the company at the time immediately preceding the share exchange.


MEDSTRETCH, INC.
Dated: August 3, 2004